UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934

GCI LIBERTY, INC.
(Name of the Issuer)

GCI Liberty, Inc.
Liberty Broadband Corporation
Grizzly Merger Sub 1, LLC
Grizzly Merger Sub 2, Inc.
John C. Malone
(Name of Persons Filing Statement)

Series A Common Stock, par value $0.01 per share
Series B Common Stock, par value $0.01 per share
Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share
(Title of Class of Securities)

Series A Common Stock: 36164V 305
Series B Common Stock: 36164V 404
Series A Cumulative Redeemable Preferred Stock: 36164V 503
(CUSIP Number of Class of Securities)

Renee L. Wilm Chief Legal Officer GCI Liberty, Inc. 12300 Liberty Blvd. Englewood, Colorado 80112 (720) 875-5900	Renee L. Wilm Chief Legal Officer Liberty Broadband Corporation 12300 Liberty Blvd. Englewood, Colorado 80112 (720) 875-5700	John C. Malone c/o Liberty Broadband Corporation 12300 Liberty Blvd. Englewood, Colorado 80112 (720) 875-5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:
Samantha H. Crispin Nicole Perez Beverly B. Reyes Baker Botts L.L.P. 30 Rockefeller Plaza New York, New York 10112 (212) 408-2500	Jeffrey J. Rosen Michael A. Diz Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 (212) 909-6000	Steven D. Miller Sherman & Howard L.L.C. 633 Seventeenth Street, Suite 3000 Denver, Colorado 80202 (303) 297-2900

This statement is filed in connection with (check the appropriate box):
☒   a.
The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

☒   b.
The filing of a registration statement under the Securities Act of 1933.

☐   c.
A tender offer.

☐   d.
None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$8,828,307,794	$1,145,915

(*)
Calculated solely for purposes of determining the filing fee.   The transaction value was calculated based upon the market value of the securities to be acquired in accordance with Rule 0-11(b)(2) of the Securities Exchange Act of 1934, as amended, based on (i) the average of the high and low prices for shares of GCI Liberty Series A common stock (“GLIBA”) as reported on the Nasdaq Global Select Market on September 11, 2020 ($79.12 per share), multiplied by the estimated maximum number of shares of GCI Liberty Series A common stock (103,143,921, which includes 1,770,402 GLIBA shares underlying outstanding equity awards and 305,048 GLIBA shares which is an estimate of the number of GLIBA shares that may become issuable in connection with the closing in respect of GCI Liberty equity awards that may be granted from July 31, 2020 through the closing of the combination) that may be acquired, (ii) the average of the bid and ask prices for shares of GCI Liberty Series B common stock (“GLIBB”) as reported on the OTC Markets on September 10, 2020, the last practicable date before filing on which there were trades in GLIBB ($80.42 per share), multiplied by the estimated maximum number of shares of GCI Liberty Series B common stock (5,733,737, which includes 1,245,063 GLIBB shares underlying outstanding equity awards) that may be acquired and (iii) the average of the high and low prices for shares of GCI Liberty Series A cumulative redeemable preferred stock as reported on the Nasdaq Global Select Market on September 11, 2020 ($28.675 per share), multiplied by the estimated maximum number of shares of GCI Liberty Series A cumulative redeemable preferred stock, par value $0.01 per share (“GLIBP”) (7,199,778, which includes 77,158 GLIBP shares underlying outstanding equity awards) that may be acquired.

(**)
The amount of filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, by multiplying 0.0001298 by the aggregate transaction valuation.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,145,915
Form or Registration No.: Registration Statement on Form S-4 (Registration No. 333-248854)
Filing Party: Liberty Broadband Corporation
Date Filed: September 16, 2020

INTRODUCTION
This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) by (a) GCI Liberty, Inc., a Delaware corporation and the issuer of the capital stock that is the subject of the Rule 13e-3 transaction (“GCI Liberty”); (b) Liberty Broadband Corporation, a Delaware corporation (“Liberty Broadband”); (c) Grizzly Merger Sub 1, LLC, a Delaware limited liability company and a wholly owned subsidiary of Liberty Broadband (“Merger LLC”); (d) Grizzly Merger Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of Merger LLC ( “Merger Sub”); and (e) John C. Malone, the Chairman of the board of directors of each of Liberty Broadband and GCI Liberty (collectively, the “Filing Persons”).
On August 6, 2020, Liberty Broadband, GCI Liberty, Merger LLC and Merger Sub entered into an Agreement and Plan of Merger (as may be amended from time to time, the “merger agreement”), that provides for the acquisition of GCI Liberty by Liberty Broadband. Subject to approval of the stockholders of Liberty Broadband and GCI Liberty and the satisfaction or (to the extent permitted) waiver of certain other closing conditions, Liberty Broadband will acquire GCI Liberty through the merger of Merger Sub with and into GCI Liberty, with GCI Liberty surviving this merger and becoming an indirect wholly owned subsidiary of Liberty Broadband (the “first merger”). Immediately following the first merger, GCI Liberty, as the surviving corporation of the first merger, will merge with and into Merger LLC (together with the first merger, the “combination”), with Merger LLC surviving this subsequent merger as a wholly owned subsidiary of Liberty Broadband.
At the effective time of the first merger (the “effective time”):
•
each share of GCI Liberty Series A common stock, par value $0.01 per share (“GCI Liberty Series A common stock”), issued and outstanding immediately prior to the effective time (other than excluded treasury shares (as defined below)) will be converted into the right to receive 0.580 of a share of Liberty Broadband Series C common stock, par value $0.01 per share (“Liberty Broadband Series C common stock”);

•
each share of GCI Liberty Series B common stock, par value $0.01 per share (“GCI Liberty Series B common stock”), issued and outstanding immediately prior to the effective time (other than excluded shares (as defined below)) will be converted into the right to receive 0.580 of a share of Liberty Broadband Series B common stock, par value $0.01 per share (“Liberty Broadband Series B common stock”); and

•
each share of GCI Liberty Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (“GCI Liberty Preferred Stock,” and together with the GCI Liberty Series A common stock and GCI Liberty Series B common stock, the “GCI Liberty capital stock”), issued and outstanding immediately prior to the effective time (other than excluded treasury shares) will be converted into the right to receive one share of newly issued Liberty Broadband Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Liberty Broadband Preferred Stock”).

Such consideration is collectively referred to as the “merger consideration.” No fractional shares of Liberty Broadband Series C common stock or Liberty Broadband Series B common stock will be issued in the combination. In lieu of issuing fractional shares of Liberty Broadband Series C common stock and Liberty Broadband Series B common stock that would otherwise be issued as part of the merger consideration, cash will instead be paid as further described in the joint proxy statement/prospectus (as defined below). The merger consideration will not be deliverable with respect to (x) shares of GCI Liberty capital stock held by GCI Liberty as treasury stock or by any of GCI Liberty’s wholly owned subsidiaries or owned by Liberty Broadband or its wholly owned subsidiaries (the “excluded treasury shares”) or (y) shares of GCI Liberty Series B common stock held by any stockholders who have perfected and have not waived, effectively withdrawn or lost their appraisal rights pursuant to Section 262 of the General Corporation Law of the State of Delaware (collectively with the excluded treasury shares, the “excluded shares”).
In connection with the transactions contemplated by the merger agreement, Mr. Malone and certain members of the Malone Group (as defined below) entered into a voting agreement with Liberty Broadband and GCI Liberty (the “Liberty Broadband voting agreement”) pursuant to which Mr. Malone and those

i

certain members of the Malone Group agreed to vote, at the Liberty Broadband special meeting, shares owned by them, representing approximately 48.3% of the aggregate voting power of Liberty Broadband as of August 31, 2020, (i) in favor of the share issuance proposal (as defined below), (ii) in favor of any properly raised adjournment proposal, (iii) against any alternative parent transaction (as defined in the merger agreement) or (iv) against any proposals to amend Liberty Broadband’s restated certificate of incorporation or its amended and restated bylaws that would reasonably be expected to result in certain breaches of the merger agreement or the Liberty Broadband voting agreement or otherwise prevent, impede, interfere with, delay, postpone, or adversely affect the consummation of the combination.
In connection with the transactions contemplated by the merger agreement, Mr. Malone and certain members of the Malone Group entered into a voting agreement with GCI Liberty and Liberty Broadband (the “GCI Liberty voting agreement”) pursuant to which Mr. Malone and those certain members of the Malone Group agreed to vote, at the GCI Liberty special meeting, shares owned by them, representing approximately 27.0% of the aggregate voting power of GCI Liberty as of August 31, 2020, (i) in favor of the combination, (ii) in favor of any properly raised adjournment proposal, (iii) against any alternative company transaction (as defined in the merger agreement) or (iv) against any proposals to amend GCI Liberty’s restated certificate of incorporation or its amended and restated bylaws that would reasonably be expected to result in certain breaches of the merger agreement or the GCI Liberty voting agreement or otherwise prevent, impede, interfere with, delay, postpone, or adversely affect the consummation of the combination.
In addition, Liberty Broadband entered into an exchange agreement (the “exchange agreement”) with Mr. Malone and a revocable trust of which Mr. Malone is the sole trustee and beneficiary (the “JCM Trust”) pursuant to which the JCM Trust waived the right to receive shares of Liberty Broadband Series B common stock in the combination with respect to certain shares of GCI Liberty Series B common stock owned by it and will instead receive an equal number of shares of Liberty Broadband Series C common stock so that Mr. Malone’s aggregate voting power at Liberty Broadband (including shares held in certain trusts not party to the voting agreements) remains at approximately, but does not exceed, 49% immediately following the effective time, which is approximately equal to Mr. Malone’s current voting power in Liberty Broadband. Following the effective time, Mr. Malone and the JCM Trust may exchange a number of shares of Liberty Broadband Series C common stock on a one-for-one basis for the waived shares of Liberty Broadband Series B common stock in order to preserve the target voting power of approximately 49% (subject to reduction in the event of certain transfers by Mr. Malone and the JCM Trust (“target voting power”)) following the occurrence of certain voting dilution events which would result in Mr. Malone’s voting power falling below the target voting power less 0.5% and in certain other circumstances. Conversely, following any repurchase, redemption or certain other events that would result in Mr. Malone’s voting power exceeding the target voting power plus 0.5%, Mr. Malone and the JCM Trust will be required to transfer shares of Liberty Broadband Series B common stock owned by them to Liberty Broadband in exchange for an equal number of shares of Liberty Broadband Series C common stock, but only as necessary in order to preserve the target voting power.
Liberty Broadband and GCI Liberty will each hold special meetings of their respective stockholders in connection with the proposed combination (respectively, the “Liberty Broadband special meeting” and the “GCI Liberty special meeting”).
Concurrently with the filing of this Transaction Statement, Liberty Broadband is filing with the SEC its registration statement on Form S-4, which includes a joint proxy statement/prospectus of Liberty Broadband and GCI Liberty (the “joint proxy statement/prospectus”) relating to the special meeting of Liberty Broadband stockholders and the special meeting of GCI Liberty stockholders. The joint proxy statement/prospectus is incorporated by reference herein as Exhibit (a)(1). Copies of the merger agreement, the Liberty Broadband voting agreement, the GCI Liberty voting agreement and the exchange agreement are annexed to the joint proxy statement/prospectus as Annexes A, D, E and F, respectively, and are incorporated herein by reference.
At the Liberty Broadband special meeting, holders of Liberty Broadband common stock will be asked to consider and vote on (i) a proposal to approve the adoption of the merger agreement (the “Liberty Broadband merger proposal”); (ii) a proposal to approve the issuance of shares of Liberty Broadband Series C common stock, Liberty Broadband Series B common stock and Liberty Broadband Preferred Stock to

GCI Liberty stockholders in connection with the combination contemplated by the merger agreement and shares of Liberty Broadband Series C common stock and Liberty Broadband Series B common stock to Mr. Malone pursuant to the exchange agreement (collectively, the “share issuance,” and such proposal, the “share issuance proposal”); and (iii) a proposal to approve the adjournment of the Liberty Broadband special meeting from time to time to solicit additional proxies in favor of the Liberty Broadband merger proposal or the share issuance proposal if there are insufficient votes at the time of such adjournment to approve the Liberty Broadband merger proposal or the share issuance proposal or if otherwise determined by the chairperson of the meeting to be necessary or appropriate (the “Liberty Broadband adjournment proposal”). Approval of the Liberty Broadband merger proposal requires the affirmative vote of the holders of a majority of the aggregate voting power of the shares of Liberty Broadband common stock outstanding and entitled to vote on the proposal at the Liberty Broadband special meeting, voting together as a single class, excluding all outstanding shares beneficially owned, directly or indirectly, by GCI Liberty and its subsidiaries, Mr. Malone and certain affiliated persons of Mr. Malone (collectively, the “Malone Group”), Gregory B. Maffei, a director and the President and Chief Executive Officer of Liberty Broadband and GCI Liberty, and certain affiliated persons of Mr. Maffei (collectively, the “Maffei Group”), each of the Affiliates (as defined in the merger agreement) of the Malone Group and the Maffei Group, the directors of Liberty Broadband and GCI Liberty, the Parent Section 16 Officers (as defined in the merger agreement), the Company Section 16 Officers (as defined in the merger agreement) or immediate family members of any of the foregoing. Approval of each of the share issuance proposal and the Liberty Broadband adjournment proposal requires the affirmative vote of the holders of a majority of the aggregate voting power of the shares of Liberty Broadband common stock that are present in person via the Internet or represented by proxy at the Liberty Broadband special meeting and entitled to vote on the proposal at the Liberty Broadband special meeting, voting together as a single class. Completion of the combination is conditioned on Liberty Broadband stockholders approving the Liberty Broadband merger proposal and the share issuance proposal. Approval of the Liberty Broadband adjournment proposal is not a condition to the completion of the combination.
At the GCI Liberty special meeting, holders of GCI Liberty capital stock will be asked to consider and vote on (i) a proposal to approve the adoption of the merger agreement (the “GCI Liberty merger proposal”); and (ii) a proposal to approve the adjournment of the GCI Liberty special meeting from time to time to solicit additional proxies in favor of the GCI Liberty merger proposal if there are insufficient votes at the time of such adjournment to approve the GCI Liberty merger proposal or if otherwise determined by the chairperson of the meeting to be necessary or appropriate (the “GCI Liberty adjournment proposal”). Approval of the GCI Liberty merger proposal requires both (i) the affirmative vote of the holders of a majority of the aggregate voting power of the shares of GCI Liberty capital stock outstanding and entitled to vote on the proposal at the GCI Liberty special meeting, voting together as a single class, and (ii) the affirmative vote of the holders of a majority of the aggregate voting power of the shares of GCI Liberty capital stock outstanding and entitled to vote on the proposal at the GCI Liberty special meeting, voting together as a single class, excluding all outstanding shares beneficially owned, directly or indirectly, by Liberty Broadband and its subsidiaries, the Malone Group, the Maffei Group, each of the Affiliates of the Malone Group or the Maffei Group, the directors of Liberty Broadband and GCI Liberty, the Parent Section 16 Officers, the Company Section 16 Officers or immediate family members of any of the foregoing. Approval of the GCI Liberty adjournment proposal requires the affirmative vote of the holders of a majority of the aggregate voting power of the shares of GCI Liberty capital stock that are present in person via the Internet or represented by proxy at the GCI Liberty special meeting and entitled to vote on the proposal at the GCI Liberty special meeting, voting together as a single class. Completion of the combination is conditioned on GCI Liberty stockholders approving the GCI Liberty merger proposal. Approval of the GCI Liberty adjournment proposal is not a condition to the completion of the combination.
The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the joint proxy statement/prospectus of the information required to be included in responses to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the joint proxy statement/prospectus, including all annexes, exhibits and appendices thereto, is incorporated in its entirety herein by reference, and the responses to each item in this Transaction Statement are qualified in their entirety by the information in the joint proxy statement/prospectus. As of the date hereof, the joint proxy statement/prospectus is in preliminary form and is subject to completion or amendment. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person and no Filing Person has produced any disclosure with respect to any other Filing Person.
Each of Perella Weinberg Partners and Evercore Group L.L.C. has consented to the inclusion of its respective presentation filed as Exhibits under Item 16 of this Transaction Statement.
Under the SEC rules governing “going private” transactions, each of the Filing Persons may be deemed to be an affiliate of GCI Liberty and engaged in a “going private” transaction for purposes of Rule 13e-3 under the Securities Exchange Act of 1934, as amended. The fact of this filing is not intended to and does not express the view of any Filing Person as to its legal relationships or its engagement in the combination.

Item 1.
Summary Term Sheet(Regulation M-A, Item 1001)

The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:
“Questions & Answers”
“Summary”
Item 2.
Subject Company Information(Regulation M-A, Item 1002)

(a)   Name and Address.
GCI Liberty, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5900
The information set forth in the joint proxy statement/prospectus under the caption “Summary — Information about the Companies — GCI Liberty, Inc.” is incorporated herein by reference.
(b)   Securities.   The subject classes of equity securities to which this Transaction Statement relates are the GCI Liberty Series A common stock, GCI Liberty Series B common stock and GCI Liberty Preferred Stock (collectively, the “GCI Liberty capital stock”). As of August 31, 2020, there were 101,335,056 shares of GCI Liberty Series A common stock outstanding, 4,488,568 shares of GCI Liberty Series B common stock outstanding and 7,199,724 shares of GCI Liberty Preferred Stock outstanding.
(c)   Trading Market and Price.   The information set forth in the joint proxy statement/prospectus under the caption “Market for GCI Liberty’s Capital Stock and Dividend Information” is incorporated herein by reference.
(d)   Dividends.   The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:
“Market for GCI Liberty’s Capital Stock and Dividend Information”
“Special Factors — The Merger Agreement — Covenants and Agreements — Conduct of Business of GCI Liberty”
(e)   Prior Public Offerings.   None.
(f)   Prior Stock Purchases.   The information set forth in the joint proxy statement/prospectus under the caption “Transactions in GCI Liberty Capital Stock” is incorporated herein by reference.
Item 3.
Identity and Background of Filing Persons (Regulation M-A, Item 1003)

(a)-(c)   Name and Address, Business and Background of Entities, Business and Background of Natural Persons.   The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:
“Summary — Information About the Companies”
“Information About the Companies”
“Other Important Information Regarding the Parties”
“Where You Can Find More Information”
Item 4.
Terms of the Transaction (Regulation M-A, Item 1004)

(a)   Material Terms.   The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions & Answers”
“Summary”
“Special Factors — GCI Liberty’s Purpose and Reasons for the Combination; Recommendations of the GCI Liberty Special Committee and GCI Liberty Board of Directors; Fairness of the Combination”
“Special Factors — Liberty Broadband, Merger LLC and Merger Sub’s Purpose and Reasons for the Combination; Recommendations of the Liberty Broadband Special Committee and Liberty Broadband Board of Directors”
“Special Factors — Mr. Malone’s Purpose and Reasons for the Combination”
“The Liberty Broadband Special Meeting — Required Vote”
“The GCI Liberty Special Meeting — Required Vote”
“Comparison of Rights of Liberty Broadband Stockholders and GCI Liberty Stockholders”
“Special Factors — Accounting Treatment”
“Material U.S. Federal Income Tax Consequences of the Combination”
Annex A — Merger Agreement
Annex F — Exchange Agreement
(c)   Different Terms.   The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:
“Questions & Answers”
“Summary”
“Special Factors — The Merger Agreement — Merger Consideration”
“Special Factors — The Merger Agreement — Treatment of Equity Awards”
“Special Factors — Interests of Liberty Broadband Directors and Executive Officers in the Combination”
“Special Factors — Interests of GCI Liberty Directors and Executive Officers in the Combination”
“Special Factors — Other Agreements Related to the Combination — Exchange Agreement.”
(d)   Appraisal Rights.   The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:
“Questions & Answers”
“Special Factors — Appraisal Rights”
(e)   Provisions for Unaffiliated Security Holders.   The information set forth in the joint proxy statement/prospectus under the caption “Provisions for Unaffiliated Security Holders” is incorporated herein by reference.
(f)   Eligibility for Listing or Trading.   The information set forth in the joint proxy statement/prospectus under the caption “Special Factors — Listing of Liberty Broadband Series C Common Stock and Liberty Broadband Preferred Stock in the Combination” is incorporated herein by reference.
Item 5.
Past Contacts, Transactions, Negotiations and Agreements (Regulation M-A, Item 1005)

(a)   Transactions.   The information set forth in the joint proxy statement/prospectus under the caption “Transactions in GCI Liberty Capital Stock” is incorporated herein by reference.

(b)-(c)   Significant Corporate Events, Negotiations or Contacts.   The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:
“Summary”
“Special Factors — Background of the Combination”
“Special Factors — GCI Liberty’s Purpose and Reasons for the Combination; Recommendations of the GCI Liberty Special Committee and GCI Liberty Board of Directors; Fairness of the Combination”
“Special Factors — Liberty Broadband, Merger LLC and Merger Sub’s Purpose and Reasons for the Combination; Recommendations of the Liberty Broadband Special Committee and Liberty Broadband Board of Directors”
“Special Factors — Other Agreements Related to the Combination”
“Special Factors — Interests of Liberty Broadband Directors and Executive Officers in the Combination”
“Special Factors — Interests of GCI Liberty Directors and Executive Officers in the Combination”
(e)   Agreements Involving the Subject Company’s Securities.   The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:
“Questions & Answers”
“Summary”
“Special Factors — Background of the Combination”
“Special Factors — The Merger Agreement”
“Special Factors — Other Agreements Related to the Combination”
“Special Factors — Interests of Liberty Broadband Directors and Executive Officers in the Combination”
“Special Factors — Interests of GCI Liberty Directors and Executive Officers in the Combination”
Annex A — Merger Agreement
Annex D — Liberty Broadband Voting Agreement
Annex E — GCI Liberty Voting Agreement
Annex F — Exchange Agreement
Item 6.
Purposes of the Transaction and Plans or Proposals (Regulation M-A, Item 1006)

(b)   Use of Securities Acquired.   The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:
“Questions and Answers”
“Special Factors — The Merger Agreement — Conversion of Shares; Exchange of Certificates”
“Special Factors — Exchange of Stock in the Combination”
“Special Factors — Delisting and Deregistration of GCI Liberty Capital Stock”
(c)(1)-(8)   Plans.   The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:
“Questions and Answers”

“Summary”
“Special Factors — Background of the Combination”
“Special Factors — Liberty Broadband, Merger LLC and Merger Sub’s Purpose and Reasons for the Combination; Recommendations of the Liberty Broadband Special Committee and Liberty Broadband Board of Directors”
“Special Factors — GCI Liberty’s Purpose and Reasons for the Combination; Recommendations of the GCI Liberty Special Committee and GCI Liberty Board of Directors; Fairness of the Combination”
“Special Factors — Delisting and Deregistration of GCI Liberty Capital Stock”
“Special Factors — Plans for GCI Liberty after the Combination”
“Special Factors — The Merger Agreement — Structure of the Combination”
“Special Factors — Other Agreements Related to the Combination — Additional Transaction Agreements”
“Other Important Information Regarding the Parties — Directors and Executive Officers of GCI Liberty”
Item 7.
Purposes, Alternatives, Reasons and Effects (Regulation M-A, Item 1013)

(a)   Purposes.   The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:
“Questions and Answers”
“Special Factors — Background of the Combination”
“Special Factors — Liberty Broadband, Merger LLC and Merger Sub’s Purpose and Reasons for the Combination; Recommendations of the Liberty Broadband Special Committee and Liberty Broadband Board of Directors”
“Special Factors — GCI Liberty’s Purpose and Reasons for the Combination; Recommendations of the GCI Liberty Special Committee and GCI Liberty Board of Directors; Fairness of the Combination”
“Special Factors — Mr. Malone’s Purpose and Reasons for the Combination”
“Special Factors — Plans for GCI Liberty after the Combination”
(b)   Alternatives.   The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:
“Special Factors — Background of the Combination”
“Special Factors — Liberty Broadband, Merger LLC and Merger Sub’s Purpose and Reasons for the Combination; Recommendations of the Liberty Broadband Special Committee and Liberty Broadband Board of Directors”
“Special Factors — GCI Liberty’s Purpose and Reasons for the Combination; Recommendations of the GCI Liberty Special Committee and GCI Liberty Board of Directors; Fairness of the Combination”
(c)   Reasons.   The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:
“Questions and Answers”

“Special Factors — Background of the Combination”
“Special Factors — Liberty Broadband, Merger LLC and Merger Sub’s Purpose and Reasons for the Combination; Recommendations of the Liberty Broadband Special Committee and Liberty Broadband Board of Directors”
“Special Factors — GCI Liberty’s Purpose and Reasons for the Combination; Recommendations of the GCI Liberty Special Committee and GCI Liberty Board of Directors; Fairness of the Combination”
“Special Factors — Mr. Malone’s Purpose and Reasons for the Combination”
(d)   Effects.   The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:
“Questions and Answers”
“Summary”
“Special Factors — Background of the Combination”
“Special Factors — The Merger Agreement”
“Special Factors — Other Agreements Related to the Combination”
“Special Factors — Liberty Broadband, Merger LLC and Merger Sub’s Purpose and Reasons for the Combination; Recommendations of the Liberty Broadband Special Committee and Liberty Broadband Board of Directors”
“Special Factors — GCI Liberty’s Purpose and Reasons for the Combination; Recommendations of the GCI Liberty Special Committee and GCI Liberty Board of Directors; Fairness of the Combination”
“Special Factors — Mr. Malone’s Purpose and Reasons for the Combination”
“Special Factors — Listing of Liberty Broadband Series C Common Stock and Liberty Broadband Preferred Stock in the Combination”
“Special Factors — Delisting and Deregistration of GCI Liberty Capital Stock”
“Special Factors — Plans for GCI Liberty after the Combination”
“Material U.S. Federal Income Tax Consequences of the Combination”
“Security Ownership of Certain Beneficial Owners and Management of GCI Liberty”
Item 8.
Fairness of the Transaction(Regulation M-A, Item 1014)

(a)-(b)   Fairness; Factors Considered in Determining Fairness.   The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:
“Special Factors — Background of the Combination”
“Special Factors — Position of Liberty Broadband, Merger LLC and Merger Sub as to the Fairness of the Combination”
“Special Factors — GCI Liberty’s Purpose and Reasons for the Combination; Recommendations of the GCI Liberty Special Committee and GCI Liberty Board of Directors; Fairness of the Combination”
“Special Factors — Opinion of the Liberty Broadband Special Committee’s Financial Advisor”
“Special Factors — Opinion of the GCI Liberty Special Committee’s Financial Advisor”

“Special Factors — Position of Mr. Malone as to the Fairness of the Combination”
Annex B — Opinion of Perella Weinberg Partners
Annex C — Opinion of Evercore Group L.L.C.
(c)   Approval of Security Holders.   The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:
“Questions & Answers”
“Special Factors — The Merger Agreement — Conditions to the Combination”
“The Liberty Broadband Special Meeting — Required Vote”
“The GCI Liberty Special Meeting — Required Vote”
(d)   Unaffiliated Representatives.   The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:
“Questions & Answers”
“Special Factors — Background of the Combination”
“Special Factors — GCI Liberty’s Purpose and Reasons for the Combination; Recommendations of the GCI Liberty Special Committee and GCI Liberty Board of Directors; Fairness of the Combination”
“Special Factors — Opinion of the GCI Liberty Special Committee’s Financial Advisor”
Annex C — Opinion of Evercore Group L.L.C.
(e)   Approval of Directors.   The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:
“Questions & Answers”
“Special Factors — Background of the Combination”
“Special Factors — GCI Liberty’s Purpose and Reasons for the Combination; Recommendations of the GCI Liberty Special Committee and GCI Liberty Board of Directors; Fairness of the Combination”
“The GCI Liberty Special Meeting — Recommendation of the GCI Liberty Board of Directors”
(f)   Other Offers.   None.
Item 9.
Reports, Opinions, Appraisals and Negotiations (Regulation M-A, Item 1015)

(a)-(b)   Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal.   The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:
“Questions & Answers”
“Special Factors — Background of the Combination”
“Special Factors — Opinion of the Liberty Broadband Special Committee’s Financial Advisor”
“Special Factors — Opinion of the GCI Liberty Special Committee’s Financial Advisor”
Annex B — Opinion of Perella Weinberg Partners
Annex C — Opinion of Evercore Group L.L.C.

The presentation prepared by Perella Weinberg Partners and presented to the Liberty Broadband special committee and the Liberty Broadband board of directors on August 5, 2020, is attached hereto as Exhibit (c)(1) and is incorporated by reference herein.
The presentation, dated August 5, 2020, prepared by Evercore Group L.L.C. and presented to the GCI Liberty special committee on August 5, 2020 and to the GCI Liberty board of directors on August 6, 2020, is attached hereto as Exhibit (c)(2) and is incorporated by reference herein.
(c)   Availability of Documents.   The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of GCI Liberty and Liberty Broadband during their regular business hours by any interested holder of GCI Liberty capital stock or representative who has been designated in writing. If you have any questions with respect to accessing such reports, opinions or appraisals, please contact GCI Liberty Investor Relations at (833) 618-8602 or Liberty Broadband Investor Relations at (844) 826-8735.
Item 10.
Source and Amounts of Funds or Other Consideration (Regulation M-A, Item 1007)

(a)-(b)   Source of Funds; Conditions.   The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:
“Questions & Answers”
“Special Factors — The Merger Agreement — Merger Consideration”
“Special Factors — Fees and Expenses”
(c)   Expenses.   The information set forth in the joint proxy statement/prospectus under “Special Factors — Fees and Expenses” is incorporated herein by reference.
(d)   Borrowed Funds.   None.
Item 11.
Interest in Securities of the Subject Company (Regulation M-A, Item 1008)

(a)   Securities Ownership.   The information set forth in the joint proxy statement/prospectus under the caption “Security Ownership of Certain Beneficial Owners and Management of GCI Liberty” is incorporated herein by reference.
(b)   Securities Transactions.   The information set forth in the joint proxy statement/prospectus under the caption “Transactions in GCI Liberty Capital Stock” is incorporated herein by reference.
Item 12.
The Solicitation or Recommendation (Regulation M-A, Item 1012)

(d)   Intent to Tender or Vote in a Going Private Transaction.   The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:
“Questions & Answers”
“Summary”
“Special Factors — Other Agreements Related to the Combination”
“The Liberty Broadband Special Meeting — Voting by Liberty Broadband’s Directors and Executive Officers”
“The GCI Liberty Special Meeting — Voting by GCI Liberty’s Directors and Executive Officers”
(e)   Recommendation of Others.   The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:
“Questions and Answers”
“Special Factors — Background of the Combination”

“Special Factors — GCI Liberty’s Purpose and Reasons for the Combination; Recommendations of the GCI Liberty Special Committee and GCI Liberty Board of Directors; Fairness of the Combination”
“The GCI Liberty Special Meeting — Recommendation of the GCI Liberty Board of Directors”
“Special Factors — Liberty Broadband, Merger LLC and Merger Sub’s Purpose and Reasons for the Combination; Recommendations of the Liberty Broadband Special Committee and Liberty Broadband Board of Directors”
“The Liberty Broadband Special Meeting — Recommendation of the Liberty Broadband Board of Directors”
Item 13.
Financial Statements(Regulation M-A, Item 1010)

(a)   Financial Information.   The audited financial statements set forth in GCI Liberty’s Annual Report on Form 10-K for the year ended December 31, 2019 and the unaudited financial statements set forth in GCI Liberty’s Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2020 and June 30, 2020 are incorporated by reference herein. The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:
“Summary — Selected Historical Financial Data of GCI Liberty”
“Summary — Equivalent and Comparative Per Share Information”
“Where You Can Find More Information”
(b)   Pro Forma Information.   The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:
“Summary — Summary Unaudited Pro Forma Condensed Combined Financial Statements”
“Summary — Equivalent and Comparative Per Share Information”
“Unaudited Pro Forma Condensed Combined Financial Statements”
Item 14.
Persons/Assets, Retained, Employed, Compensated or Used (Regulation M-A, Item 1009)

(a)-(b)   Solicitations and Recommendations; Employees and Corporate Assets.   The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:
“Questions and Answers”
“The Liberty Broadband Special Meeting — Solicitation”
“The GCI Liberty Special Meeting — Solicitation”
Item 15.
Additional Information(Regulation M-A, Item 1011)

(b)   The information set forth in the joint proxy statement/prospectus under the caption “Special Factors — Interests of GCI Liberty Directors and Executive Officers in the Combination” is incorporated herein by reference.
(c)   Other Material Information.   The information set forth in the joint proxy statement/prospectus, including all annexes, exhibits and appendices thereto, is incorporated herein by reference.
Item 16.
Exhibits (Regulation M-A, Item 1016)

(a)(1)   The preliminary joint proxy statement/prospectus of Liberty Broadband Corporation and GCI Liberty, Inc. (incorporated herein by reference to the Registration Statement on Form S-4 concurrently filed by Liberty Broadband Corporation with the Securities and Exchange Commission on September 16, 2020).

(a)(2)    Letter to Liberty Broadband Corporation Stockholders and GCI Liberty, Inc. Stockholders (incorporated herein by reference to the joint proxy statement/prospectus).
(a)(3)   Notice of Special Meeting of Stockholders of GCI Liberty, Inc. (incorporated herein by reference to the joint proxy statement/prospectus).
(a)(4)   Joint Press Release, dated August 6, 2020 (incorporated herein by reference to Exhibit 99.1 to Liberty Broadband Corporation’s Current Report on Form 8-K, filed with the SEC on August 6, 2020).
(a)(5)   Investor Presentation, dated August 6, 2020 (incorporated herein by reference to Exhibit 99.2 to Liberty Broadband Corporation’s Current Report on Form 8-K, filed with the SEC on August 6, 2020).
(a)(6)   Transcript of Conference Call, held on August 6, 2020 (incorporated herein by reference to Liberty Broadband Corporation’s filing on August 11, 2020 with the SEC pursuant to Rule 425 of the Securities Act of 1933).
(a)(7)   Excerpts from the Quarterly Earnings Call for GCI Liberty, Inc. and Quarterly Q&A Call for Liberty Broadband Corporation held on August 10, 2020 (incorporated herein by reference to Liberty Broadband Corporation’s filing on August 14, 2020 with the SEC pursuant to Rule 425 of the Securities Act of 1933).
(a)(8)   Description of Amendment No. 3 to Margin Loan Agreement and Amendment No. 2 to Collateral Account Control Agreement, which amends a margin loan agreement entered into a by a bankruptcy remote wholly owned subsidiary of Liberty Broadband Corporation (incorporated herein by reference to Liberty Broadband Corporation’s Current Report on Form 8-K, filed with the SEC on August 18, 2020).
(b)   None.
(c)(1)   Presentation prepared by Perella Weinberg Partners and presented to the Liberty Broadband Corporation special committee and the Liberty Broadband Corporation board of directors on August 5, 2020.
(c)(2)   Presentation, dated August 5, 2020, prepared by Evercore Group L.L.C. and presented to the GCI Liberty, Inc. special committee on August 5, 2020 and to the GCI Liberty, Inc. board of directors on August 6, 2020.
(c)(3)   Opinion of Perella Weinberg Partners to the Liberty Broadband Corporation special committee, dated August 5, 2020 (incorporated by reference to Annex B of the joint proxy statement/prospectus).
(c)(4)   Opinion of Evercore Group L.L.C. to the GCI Liberty, Inc. special committee and the GCI Liberty board of directors, dated August 6, 2020 (incorporated by reference to Annex C of the joint proxy statement/prospectus).
(d)(1)   Agreement and Plan of Merger, dated as of August 6, 2020, by and among Liberty Broadband Corporation, GCI Liberty, Inc., Grizzly Merger Sub 1, LLC and Grizzly Merger Sub 2, Inc. (incorporated by reference to Annex A of the joint proxy statement/prospectus).
(d)(2)   Voting Agreement, dated as of August 6, 2020, by and among Liberty Broadband Corporation, GCI Liberty, Inc. and the Stockholders named therein (incorporated by reference to Annex D of the joint proxy statement/prospectus).
(d)(3)   Voting Agreement, dated as of August 6, 2020, by and among Liberty Broadband Corporation, GCI Liberty, Inc. and the Stockholders named therein (incorporated by reference to Annex E of the joint proxy statement/prospectus).
(d)(4)   Exchange Agreement, made and entered into as of August 6, 2020, by and among John C. Malone, the John C. Malone 1995 Revocable Trust U/A DTD 3/6/1995 and Liberty Broadband Corporation (incorporated by reference to Annex F of the joint proxy statement/prospectus).

(d)(5)   Termination Agreement, dated as of August 6, 2020, by and among Liberty Broadband Corporation, GCI Liberty, Inc. and LV Bridge, LLC (incorporated by reference to Annex G of the joint proxy statement/prospectus).
(d)(6)   Assumption and Joinder Agreement to Tax Sharing Agreement, made and entered into as of August 6, 2020, by and among Liberty Broadband Corporation, GCI Liberty, Inc. and Qurate Retail, Inc. (incorporated by reference to Annex H of the joint proxy statement/prospectus).
(d)(7)   Assumption and Joinder Agreement to Indemnification Agreement,made and entered into as of August 6, 2020, by and among Liberty Broadband Corporation, GCI Liberty, Inc., LV Bridge, LLC, Qurate Retail, Inc. and Liberty Interactive LLC (incorporated by reference to Annex I of the joint proxy statement/prospectus).
(d)(8)   Assignment and Assumption Agreement, dated as of August 6, 2020, by and among Liberty Broadband Corporation, GCI Liberty, Inc., Qurate Retail, Inc., Liberty Interactive LLC, and Grizzly Merger Sub 1, LLC (incorporated by reference to Annex J of the joint proxy statement/prospectus).
(d)(9)   Letter Agreement, dated as of August 6, 2020, by and among Liberty Broadband Corporation, Liberty Media Corporation, Liberty Citation, Inc., Liberty Denver Arena LLC, GCI Liberty, Inc. and Liberty Property Holdings, Inc. (incorporated by reference to Annex K of the joint proxy statement/prospectus).
(f)(1)   Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex M of the joint proxy statement/prospectus).
(f)(2)   Statutory merger dissenters’ rights as described under “Special Factors — Appraisal Rights” (incorporated herein by reference to the joint proxy statement/prospectus).
(g)   None.

SIGNATURES
After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of September 16, 2020
GCI LIBERTY, INC.
By: /s/ Craig Troyer

Name: Craig Troyer
Title: Senior Vice President
LIBERTY BROADBAND CORPORATION
By: /s/ Renee L. Wilm

Name: Renee L. Wilm
Title: Chief Legal Officer
GRIZZLY MERGER SUB 1, LLC
By: /s/ Renee L. Wilm

Name: Renee L. Wilm
Title: Chief Legal Officer
GRIZZLY MERGER SUB 2, INC.
By: /s/ Renee L. Wilm

Name: Renee L. Wilm
Title: Chief Legal Officer
JOHN C. MALONE
/s/ John C. Malone

John C. Malone